Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	January 14, 2020

Eldorado Gold Announces 2019 Production In-line with Guidance and Senior Management Changes

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) is pleased to announce the Company’s fourth quarter and full year 2019 preliminary production results. The Company will provide its full year 2020 guidance in conjunction with its 2019 Year End Results at the end of February.

Eldorado also announces that Executive Vice President (EVP) and Chief Operating Officer (COO) Paul Skayman is retiring and is pleased to confirm that Joe Dick has been hired as the Company’s new EVP and COO.

2019 Production Meets Guidance

Preliminary production of 395,331 ounces of gold met the Company’s annual consolidated production guidance. Preliminary production for the fourth quarter 2019 was 118,955 ounces of gold. Further detail on asset level production is shown in Table 1 below.

Gold recovery at Kisladag met the Company’s expectations in 2019. However, production at Kisladag was slightly less than guidance as crushing and stacking were slower to ramp up and solution flows through the leach pad took longer than expected. Solution flows picked up significantly in the month of December.

The Company will complete an updated NI 43-101 technical report on Kisladag prior to the end of the first quarter 2020. This report will be based on heap leaching with a longer leach cycle supported by 2019 metallurgical test work.

Table 1: 2019 Preliminary Production

Production (oz)	Q4 2019	Q4 2018	2019	2018
Kisladag	51,010	28,196	140,214	172,009
Efemcukuru	26,243	23,544	103,767	95,038
Olympias	12,617	8,101	37,410	46,750
Lamaque	29,085	16,046a	113,940a	35,350a
Total	118,955	75,887	395,331	349,147
a Includes pre-commercial production.

Senior Management Changes

After almost 15 years with the Company, Paul Skayman, EVP and COO has announced his retirement. Mr. Skayman will stay on with Eldorado as Special Advisor to the COO to assist with the transition. Eldorado would like to thank Mr. Skayman for his contributions to the Company.

Joe Dick joined the Company as EVP and COO at the end of 2019. Mr. Dick has over 30 years of operational and leadership experience in companies such as Rio Tinto, Barrick and Goldcorp. Prior to joining Eldorado, Mr. Dick was the SVP, Latin America for Goldcorp. He also held the roles of General Manager of Pueblo Viejo and General Manager of Cortez with Barrick Gold Corporation.

Q4 and Year End 2019 Financial and Operational Results Call Details

Eldorado Gold will release its Q4 and Year End 2019 Financial and Operational Results after market closes on Thursday, February 20, 2020 and will host a conference call on Friday, February 21, 2020 at 11:30am ET (8:30am PT). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com, or via: http://services.choruscall.ca/links/eldoradogold20200221.html

Conference Call Details		Replay (available until March 27, 2020)
Date:	February 21, 2020	Vancouver: +1 604 638 9010
Time:	8:30 am PT (11:30 am ET)	Toll Free: 1 800 319 6413
Dial in:	+1 604 638 5340	Access code: 3980
Toll free:	1 800 319 4610

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: completing an updated technical report with respect to Kisladag, our guidance and outlook, including expected production and recoveries of gold; our expectation as to our future financial and operating performance,; and our strategy, plans and goals.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about timing of the updated technical report, mineral reserves and resources and metallurgical recoveries, the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses;and actual production. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: geopolitical and economic climate (global and local), mineral tenure and permits; gold and other commodity price volatility; recoveries of gold and other metals; results of test work; revised guidance; mining operational and development risk; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; speculative nature of gold exploration; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statementsor information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. With respect to “indicated mineral resource” and “inferred mineral resource”, there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Paul Skayman, FAusIMM, Special Advisor to the Chief Operating Officer for the Company, and a "qualified person" under NI 43-101.

Contact

Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166
peter.lekich@eldoradogold.com

Media
Louise Burgess, Director Communications and Government Relations
604.601.6679 or 1.888.363.8166
louise.burgess@eldoradogold.com